Verbal Agreements of;
Edgemont Resources Corp.

All amounts are in U.S. dollars

Carl von Einsiedel, Geologist
8888 Shook Road
Mission, B.C., V2V 7N1 Canada

A verbal agreement with our consulting geologist, Mr. Carl von Einsiedel, provides that he will review all of the results from the exploratory work performed upon the site and make recommendations based on those results in exchange for payments equal to the usual and customary rates received by geologists performing similar consulting services. The rates charged by geologists with a professional background consistent Mr. von Einsiedel range from between $300 to $500 per day plus travel costs and other out-of-pocket disbursements. We paid our consulting geologist approximately $1,300 for the preparation of the initial Geological Report. Mr. von Einsiedel has advised us that the cost of his report upon the completion of our second year exploration program will be approximately the same amount.

Mathew Wright, CA
201 - 1650 Chesterfield Avenue
North Vancouver, B.C., V7M 2N7 Canada

We have a verbal agreement with our accountant to perform requested financial accounting services. Mr. Wright’s fees are $83.00 per hour, plus disbursements, if any.

Morgan & Co., Auditors
1488 - 700 West Georgia Street
Vancouver, B.C., V7Y 1A1 Canada

We have a verbal agreement with auditors to perform audit functions at their respective normal and customary rates. We expect the annual cost of our audit plus the review of our quarterly reports to cost approximately $5,000.00

Evanston Management Ltd.
509 - 4438 West 10th Avenue
Vancouver, B.C., V6R 3B7 Canada

We have a verbal agreement with Evanston Management Corp. to provide us with office space, telephone answering and secretarial services on a month to month basis at a rate of $1,300 per month.

Mr. Richard Green
701 - 1238 Melville Street
Vancouver, B.C., V6E 4N2, Canada

We have a verbal agreement with Mr. Richard Green to provide us with technical computer support services at a cost to us not to exceed $500 per month plus third party disbursements, if any, paid by Mr. Green on behalf of the company.